

May 22, 2009

<u>Via U.S. Mail and Facsimile (819-363-5155)</u>

Christian Dube
Vice President and Chief Financial Officer
Cascades, Inc.
404 Marie-Victorin Blvc.
Kingsey Falls, Quebec
Canada, J0A 1B0

> **Re: Cascades, Inc.**
> **Form 40-F for the Fiscal Year Ended December 31, 2008**
> **Filed March 30, 2009**
> **File No. 333-105024**
> **Response Letter dated May 12, 2009**

Dear Mr. Dube:

We have limited our review of your filing to disclosure relating to your contacts with countries that have been identified as a state sponsor of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with supplemental information, so that we may better understand your disclosure. Please be as detailed as necessary in your response. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please tell us the amount of sales you made in 2008 to the Canadian customer who resells products into the Caribbean.

2. We note April 1999 and February and April 1998 news articles reporting that your Boralex unit secured Cuban government approval to develop hydroelectric power stations in Cuba. We also note from current publicly available information that Boralex appears to have commercial activities in Cuba. Please describe your

relationship to Boralex and tell us whether they have developed or have plans to develop power stations in Cuba or have any other contacts with the government of Cuba or Cuban companies.

* * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include all information required under the Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please understand that we may have additional comments after we review your response to our comment. Please contact Jennifer Hardy, Special Counsel, at (202) 551-3767 if you have any questions about the comment or our review. You may also contact me at (202) 551-3470.

Sincerely,

Cecilia Blye, Chief
Office of Global Security Risk

cc: John Reynolds
        Assistant Director
        Division of Corporation Finance